NIGHT FLIGHT, INC.
STOCKHOLDER'S AGREEMENT

THIS AGREEMENT (the "Agreement") is made effective on May 18, 2017 by and among the persons executing a Stock Subscription Agreement for the ownership of Stock of the Company, and referred to individually as a "Shareholder" and collectively as the "Shareholders" and Night Flight, Inc. a Delaware corporation referred to as the "Corporation" or the "Company".

WITNESSETH:

WHEREAS, the Shareholders each own the amount of the issued and outstanding shares of the stock of the Corporation (the "Stock") as described in their respective Stock Subscription Agreements; and

WHEREAS, the Shareholders and the Corporation also desire to provide for continuity and the proficient maintenance, management, control, and operation of the business of the Corporation; to restrict the transfer of shares of the Corporation's Stock currently owned or subsequently acquired by the Shareholders, and to provide for certain other matters.

WHEREAS, on January 31, 2017 the Company filed its Certificate of Incorporation with the State of Delaware and on the date hereof, the Company has been approved to issue, as amended (i) 20,000,000 shares of Common Stock, $0.0001 par value per share ("Common Stock"), (ii) 1,000,000 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock"), and

WHEREAS, as of the date hereof and after giving effect to the transactions contemplated hereby, the Stockholders will beneficially own the shares of Stock as set forth in the Stockholder Schedule maintained by the Company ("Stockholder Schedule"); and

WHEREAS, the Company has entered into the Subscription Agreement, with the Preferred Stockholders and Common Stockholders to acquire shares of Stock issued by the Company; and

WHEREAS, the parties hereto deem it in their best interests and in the best interests of the Company to set forth their respective rights and obligations in connection with their investment in the Company; and

WHEREAS, the parties hereto also desire to restrict the voting, sale, assignment, transfer, encumbrance or other disposition of certain shares of capital stock of the Company, including issued and outstanding shares of stock, and to provide for certain rights and obligations in respect thereto as hereinafter provided;

NOW, THEREFORE, in consideration of the mutual agreements and understandings set forth herein, the parties hereto hereby agree as follows:

ARTICLE I

<u>Certain Definitions</u>

As used in this Agreement, the following terms shall have the following respective meanings:

<u>Affiliate</u> shall mean with respect to any Person, (a) any Person which directly, indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, or (b) any Person who is a director or executive officer (i) of such Person, (ii) of any Subsidiary of such Person, or (iii) of any Person described in clause (a) above, or with respect to any Stockholder, the Company; provided, that any Affiliate of a corporation shall be deemed an Affiliate of such corporation's stockholders. For purposes of this definition, "control" of a Person shall mean the power, direct or indirect, (i) to vote or direct the voting of more than 5% of the outstanding shares of Voting Stock of such Person, or (ii) to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

<u>Agreement</u> shall mean this Agreement as in effect on the date hereof and as hereafter from time to time amended, modified or supplemented in accordance with the terms hereof.

<u>Board of Directors</u> shall mean the Board of Directors of the Company, as duly constituted in accordance with this Agreement, or any committee thereof duly constituted in accordance with this Agreement, the Bylaws and applicable law and duly authorized to make the relevant determination or take the relevant action. To the extent that the Board of Directors is required under this Agreement to authorize or approve, or make a determination in respect of a transaction between the Company, on the one hand, and a Stockholder, and/or a Stockholder's Affiliates, on the other hand, the Board of Directors shall be deemed to exclude such Stockholder, any of its Affiliates, and any of the directors, officers, employees, agents or representatives of such Stockholder and/or its Affiliates, who are members of the Board of Directors.

<u>Bylaws</u> shall mean the Bylaws of the Company as amended and in effect on the date hereof, substantially in the form of certified by the Secretary of the corporation and as hereafter further amended or restated in accordance with the terms hereof and pursuant to applicable law.

<u>Certificate of Incorporation</u> shall mean the Certificate of Incorporation of the Company as in effect on the date hereof, substantially in the form approved by the Board of Directors, and as hereafter from time to time amended, restated, modified or supplemented in accordance with the terms hereof and pursuant to applicable law.

SPECIAL NOTICE: The parties to this Agreement acknowledge that the terms and conditions set forth in the Certificate of Incorporation and as it is amended and restated from time to time, shall in all events have priority and precedence as to all other provisions of this Agreement. All stockholders are advised to secure a copy of the Company's Certificate of Incorporation and any and all amendments and restatements thereof. All of the terms and conditions set forth in the Certificate of Incorporation, as amended and restated from time to time are incorporated herein by reference.

<u>Commission</u> shall mean the Securities and Exchange Commission and any successor commission or agency having similar powers.

<u>Common Stock</u> shall mean the Common Stock, par value $0.0001 per share, of the Company.

Exchange Act shall mean the Securities Exchange Act of 1934, as amended, or any similar Federal statute then in effect, and a reference to a particular section thereof shall include a reference to the comparable section, if any, of such similar Federal statute.

First Offer Price shall have the meaning specified in Section 5.1(a).

GAAP shall mean the generally accepted accounting principles in the United States of America in effect from time to time, applied on a consistent basis both as to classification of items and amounts.

Indebtedness shall mean with respect to any Person any obligation of such Person for borrowed money, but in any event shall include (i) any obligation incurred for all or any part of the purchase price of property or other assets or for the cost of property or other assets constructed or of improvements thereto, other than accounts payable included in current liabilities and incurred in respect of property purchased in the ordinary course of business, (ii) the face amount of all letters of credit issued for the account of such Person and all drafts drawn thereunder, without duplication, (iii) obligations (whether or not such Person has assumed or become liable for the payment of such obligation) secured by liens, (iv) capitalized leases, and (v) all guarantees of such Person; provided, that the term to "capitalized lease" as used herein is as defined in the Credit Agreement as in effect on the date hereof.

Initial Public Offering shall mean the public offer and sale of Common Stock of the Company, pursuant to the initial registration thereof under the Securities Act.

Preferred Stockholders shall mean the Persons signatories to the Preferred Stockholder Subscription Agreement, and any Permitted Transferee of any of them who becomes a Stockholder in accordance with the terms hereof.

Notice of Exercise shall have the meaning specified in Section 5.1(b).

Notice of Intention shall have the meaning specified in Section 5.1(a).

Offered Shares shall have the meaning specified in Section 5.1.

Permitted Transferee shall mean, (i) the Company, and (ii) those Persons to whom transfers of Common Stock and Preferred Stock are permitted to be made by them pursuant to Section 4.2 (including, without limitation, the trusts referred to in Sections 4.2(a)(i) and (b)).

Person shall mean an individual or a corporation, association, partnership, joint venture, organization, business, trust, or any other entity or organization, including a government or any subdivision or agency thereof.

Preferred Stock shall mean the Preferred Stock, par value $0.0001 per share, of the Company.

Principals shall be Stuart Shapiro and his respective affiliates, principals, partners and employees, family members of any of the foregoing and trusts for the benefit of any of the foregoing.

Public Distribution shall mean a Public Offering of Common Stock, at the conclusion of which the aggregate number of shares of Common Stock that have been sold to the public pursuant to one or more effective registration statements under the Securities Act equals at least 25% of the shares of Common Stock then outstanding (on a fully diluted basis) after giving effect to such sale and results in the Company receiving at least $25,000,000 in gross proceeds from such sale.

Public Offering shall mean a bona fide underwritten public offering and sale of equity securities of the Company pursuant to an effective registration statement under the Securities Act.

Securities Act shall mean, as of any date, the Securities Act of 1933, as amended, or any similar federal statute then in effect, and in reference to a particular section thereof shall include a reference to the comparable section, if any, of any such similar federal statute and the rules and regulations thereunder.

Selling Stockholder shall have the meaning specified in Section 5.1(a).

Stock shall mean the Common Stock and the Preferred Stock.

Stockholder shall mean any of the Preferred Stockholders, Common Stockholders, and any Permitted Transferee of any such Person who becomes a party to or bound by the provisions of this Agreement in accordance with the terms hereof.

Subsidiary shall mean as to any Person a corporation of which outstanding shares of stock having ordinary voting power (other than stock having such power only by reason of the happening of a contingency) to elect a majority of the Board of Directors of such corporation are at the time owned, directly or indirectly through one or more intermediaries, or both, by such Person.

Transaction Documents shall mean this Agreement, and each of the agreements that are referenced in this Agreement and all other agreements, instruments and documents contemplated thereby.

Voting Stock shall mean capital stock of the Company of any class or classes, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of corporate directors (or Persons performing similar functions).

Voting Stockholder shall mean a Stockholder who holds Voting Stock or retains, by proxy or otherwise, the power to vote Voting Stock.

ARTICLE II
Management

Section 2.1 Registration of Common Stock. In the event of a Public Offering of the Company's Common Stock, each Voting Stockholder shall, at a meeting convened for the purpose of amending the Certificate of Incorporation, vote to increase or decrease the number of authorized shares of Common Stock and, if necessary, increase the number of issued and outstanding shares of Common Stock, whether by stock split, stock dividend, reverse stock split or otherwise, or change in its par value, as recommended by a majority of the members of the Board of Directors in order to facilitate such Public Offering.

Section 2.2 <u>No Conflict with Agreement.</u> Each Voting Stockholder shall vote his shares of Voting Stock, and shall take all actions necessary, to ensure that the Certificate of Incorporation and Bylaws do not, at any time, conflict with the provisions of this Agreement.

ARTICLE III
<u>Corporate Governance</u>

Section 3.1 <u>Board of Directors.</u>

 (a) Promptly after the Closing Date, the Voting Stockholders shall take all actions necessary to elect, or to cause the Board of Directors to approve and appoint members of the Board of Directors.

 (b) The Company and each member of the Board of Directors shall execute a Directors Indemnification Agreement substantially in the form mutually acceptable to them.

Section 3.2 <u>Vacancies.</u> In the event that a vacancy is created on the Board of Directors at any time by the death, disability, retirement, resignation or removal of any member of the Board of Directors, or for any other reason there shall exist or occur any vacancy on the Board of Directors, each Voting Stockholder hereby agrees to take such actions as will result in the election or appointment as a director of an individual designated or elected to fill such vacancy and serve as a director by the Stockholders that had designated or elected (pursuant to Section 3.1) the director whose death, disability, retirement, resignation or removal resulted in such vacancy on the Board of Directors (in the manner set forth in Section 3.1). In the interim from the time the vacancy is created until a new director is elected, the remaining directors may appoint a replacement to act as a director until a new director is duly elected.

Section 3.3 <u>Covenant to Vote.</u> Each Voting Stockholder hereby agrees to take all actions necessary to call, or cause the Company and the appropriate officers and directors of the Company to call, an annual meeting (and when circumstances so require, a special meeting) of Stockholders of the Company and to vote all shares of Voting Stock owned or held of record by such Voting Stockholder at any such meeting and at any other annual or special meeting of stockholders in favor of, or take all actions by written consent in lieu of any such meeting as may be necessary to cause, the election as members of the Board of Directors of those individuals so designated in accordance with, and to otherwise effect the intent of, this Article III. In addition, each Voting Stockholder agrees to vote the shares of Voting Stock owned by such Stockholder upon any other matter arising under this Agreement submitted to a vote of the Stockholders in such a manner as to implement the terms of this Agreement.

Section 3.4 <u>Voting Rights.</u> All the Common Stock and the Preferred Stock vote together and not as separate classes. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Common Stock shall be entitled to cast one (1) vote for each share of Common Stock held by such holder.

This Agreement establishes that the voting rights for "majority" votes as 51% or more of the total number of outstanding shares of Company capital stock and "supermajority" votes as 65% or more of the total number of outstanding shares of Company capital stock.

ARTICLE IV
Transfers of Stock

Section 4.1 <u>Restrictions on Transfer</u>. Each Stockholder agrees that such Stockholder will not, directly or indirectly, offer, sell, transfer, assign or otherwise dispose of (or make any exchange, gift, assignment or pledge of) (collectively, for purposes of Articles IV and V hereof only, a "transfer") any Stock except (a) as provided in Section 4.2; (b) in accordance with Article V; provided, that for transfers by Preferred Stockholders, such transfer has been expressly approved by the Board of Directors or by a majority (by number of shares of Common Stock) of the Stockholders; or (c) with regard to any pledge, hypothecation or charge by a Preferred Stockholder. In addition to the other restrictions noted in this Article IV, each Stockholder agrees that it will not, directly or indirectly, transfer any of its Stock except as permitted under the Securities Act and other applicable securities laws.

Section 4.2 <u>Exceptions to Restrictions</u>. The provisions of Section 4.1 and Article V (other than Section 5.8) shall not apply to any of the following transfers:

(a)   from any of the Stockholders to (i) any corporation, partnership or other entity that is controlled by and whose owners or beneficiaries are the Stockholders; (ii) the Stockholder's spouse, lineal descendant or antecedent, father, mother, brother, sister, adopted child or adopted grandchild; (iii) a trust or trusts for the exclusive benefit of the Stockholder or the Stockholder's family members as described in subsection (ii); or (iv) by devise or descent; provided, however, any such transfer is subject to each such Person or entity executing a counterpart of and becoming a party to this Agreement and shall agree in a writing in form and substance satisfactory to the Company to be bound and becomes bound by the terms of this Agreement.

(b)   Pursuant to a Public Offering.

Section 4.3 <u>Endorsement of Certificates</u>.

        (a) Upon the execution of this Agreement, in addition to any other legend which the Company may deem advisable under the Securities Act and certain state securities laws, all certificates representing shares of issued and outstanding Common Stock and Preferred Stock shall be endorsed at all times prior to any Public Offering of such shares with substantially the following language:

THIS CERTIFICATE IS SUBJECT TO, AND IS TRANSFERABLE ONLY UPON COMPLIANCE WITH, THE PROVISIONS OF A STOCKHOLDERS AGREEMENT, DATED MAY 18, 2017, AMONG THE COMPANY AND ITS STOCKHOLDERS AND CERTAIN SUBSCRIPTION AGREEMENTS, AMONG THE COMPANY AND CERTAIN INVESTORS THEREIN. REFERENCE ALSO IS MADE TO THE RESTRICTIVE PROVISIONS OF THE

CERTIFICATE OF INCORPORATION AND BYLAWS OF THE CORPORATION. A COPY OF THE ABOVE REFERENCED AGREEMENTS ARE ON FILE AT THE OFFICE OF THE COMPANY.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, OR AN EXEMPTION FROM REGISTRATION, UNDER SAID ACT.

(b) Except as otherwise expressly provided in this Agreement, all certificates representing shares of Stock hereafter issued to or acquired by any of the Stockholders or their successors hereto shall bear legends substantially similar to those set forth above, and the shares of Stock represented by such certificates shall be subject to the applicable provisions of this Agreement. The rights and obligations of each party hereto shall inure to and be binding upon each transferee to whom Stock is transferred by any party hereto, whether or not such transfer is permitted under the terms of this Agreement. Prior to consummation of any transfer, such party shall cause the transferee to execute an agreement in form and substance reasonably satisfactory to the other parties hereto, providing that such transferee shall fully comply with the terms of this Agreement. Prompt notice shall be given to the Company by the transferor of any transfer (whether or not to a Permitted Transferee) of any Stock and the Company shall promptly notify the Institutional Investors in writing of such transfer.

(c) Any stock certificate issued by the Company shall note conspicuously that the corporation is a corporation formed pursuant to the Delaware General Corporation Laws.

Section 4.4 Improper Transfer. Any attempt to transfer or encumber any shares of Stock not in accordance with this Agreement shall be null and void and neither the Company nor any transfer agent of such securities shall give any effect to such attempted transfer or encumbrance in its stock records.

ARTICLE V
Rights of First Refusal; New Securities; Tag Along Sales

Section 5.1 Transfers by a Stockholder; Right of First Refusal.

(a) Except for transfers permitted by Sections 4.1 and 4.2, if at any time any Stockholder shall desire to sell any Stock owned by him, her or it (such Stockholder desiring to sell shares of such Stock being referred to herein as a "Selling Stockholder"), then such Selling Stockholder shall deliver written notice of its desire to sell such Stock (a "Notice of Intention"), accompanied by a copy of a proposal relating to such sale (the "Sale Proposal"), to each of the other Stockholders and to the Company, setting forth such Selling Stockholder's desire to make such sale (which shall be for cash only), the number and class of shares of Stock proposed to be transferred (the "Offered Securities") and the price at which such Selling Stockholder proposes to sell the Offered Securities (the "First Offer Price") and other terms applicable thereto.

(b) Upon receipt of the Notice of Intention, the Company and the other Stockholders shall then have the right to purchase at the First Offer Price and on the other terms specified in the Sale Proposal all or, subject to Section 5.1(d), any portion of the Offered Securities in the following order of priority: (i) if the Selling Stockholder is a Common Stockholder, the Company shall have the first right to purchase the Offered Securities, and thereafter, the Common Stockholders and Preferred Stockholders shall have the right to purchase the Offered Securities pro rata (with the proportion for the Preferred Stockholder calculated on an as-converted basis) among themselves and (or in such other proportion as such other Common Stockholders and Preferred Stockholders may agree) and, (ii) if the Selling Stockholder is a Preferred Stockholder, the Preferred Stockholders shall have the first right to purchase the Offered Securities pro rata among those of the Preferred Stockholders so electing (or in such other proportion as such Preferred Stockholders may agree), and thereafter, the Company shall have the right to purchase the Offered Securities and thereafter, all other Stockholders shall have the right to purchase the Offered Securities pro rata among the Stockholders so electing to purchase (or in such other proportion as such other Stockholders may agree). The rights of the Stockholders and the Company pursuant to this Section 5.1(b) shall be exercisable by the delivery of notice to the Selling Stockholder (the "Notice of Exercise"), within 30 calendar days from the date of delivery of the Notice of Intention. The Notice of Exercise shall state the total number of shares of the Offered Securities such Stockholder (or the Company) is willing to purchase without regard to whether or not other Stockholders purchase any shares of the Offered Securities. A copy of such Notice of Exercise shall also be delivered by each Stockholder to the Company and each other Stockholder. The rights of the Stockholders and the Company pursuant to this Section 5.1(b) shall terminate if unexercised 30 calendar days after the date of delivery of the Notice of Intention.

(c)   In the event that the Stockholders or the Company exercise their rights to purchase any or all of the Offered Securities in accordance with Section 5.1(b), then the Selling Stockholder must sell the Offered Securities to such Stockholders (or, as the case may be, the Company) within 30 calendar days from the date of delivery of the Notice of Exercise received by the Selling Stockholder.

(d)   Notwithstanding the foregoing provisions of this Section 5.1, unless the Selling Stockholder shall have consented to the purchase of less than all of the Offered Securities, no Stockholder or Stockholders nor the Company may purchase any Offered Securities hereunder unless all of the Offered Securities are to be so purchased.

(e)   For purposes of this Article V, any Person who has failed to give notice of the election of an option hereunder within the specified time period will be deemed to have waived its rights on the day after the last day of such period.

(f)   Each Stockholder in its capacity only as a stockholder (i) agrees and acknowledges that the Company may purchase or acquire Common Stock or Preferred Stock pursuant to Section 5.1(b) hereof and (ii) approves such purchases and acquisitions, and waives any objection or claim relating thereto, whether against the Company, the Board of Directors or otherwise.

Section 5.2 <u>Transfer of Offered Shares to Third Parties</u>. If all notices required to be given pursuant to Section 5.1 have been duly given and the Stockholders and the Company do not exercise their respective options to purchase all of the Offered Securities at the First Offer Price and the Selling Stockholder does not desire to sell less than all the Offered Securities or if with the consent of the Selling Stockholder, the other Stockholders and the Company purchase less than all of the Offered Securities pursuant to the provisions hereof, then in either such event the Selling Stockholder shall have the right, subject to compliance by the Selling Stockholder with the provisions of Section 4.3(b) hereof, for a period of 120 calendar days from the earlier of (i) the expiration of the option period pursuant to Section 5.1 with respect to such Sale Proposal or (ii) the date on which such Selling Stockholder receives notice from the other Stockholders and the Company that they will not exercise in whole or in part the options granted pursuant to Section 5.1, to sell (for cash only) to any third party which is not an Affiliate of, or related by consanguinity or marriage to, the Selling Stockholder the Offered Securities remaining unsold at a price of not less than 95% of the First Offer Price, and on the other terms specified in the Sale Proposal.

Section 5.3 <u>Purchase of Offered Shares</u>. The consummation of any purchase and sale pursuant to Section 5.1 shall take place on such date, not later than 30 calendar days after the expiration of the option period pursuant to Section 5.1 with respect to such option, as the Selling Stockholder shall select. Prior to the consummation of any sale pursuant to Section 5.1, the Selling Stockholder shall comply with Section 4.3(b) hereof. Upon the consummation of any such purchase and sale, the Selling Stockholder shall deliver certificates evidencing the Offered Securities sold duly endorsed, or accompanied by written instruments of transfer in form satisfactory to the purchaser duly executed by the Selling Stockholder free and clear of any liens, against delivery of the First Offer Price, payable in the manner specified in Section 5.1(a).

Section 5.4 <u>Waiting Period with Respect to Subsequent Transfers</u>. In the event that the Stockholders and the Company do not exercise their options to purchase all of the Offered Securities, and the Selling Stockholder shall not have sold the remaining Offered Securities to a third party for any reason before the expiration, as applicable, of the 120-day period described in Section 5.2, then such Selling Stockholder shall not give another Notice of Intention pursuant to Section 5.1 for a period of 90 calendar days after the last day of such 120-day period.

Section 5.5 <u>Legally Binding Obligation: Power of Attorney</u>. Subject to Section 5.1(a), making a written offer, giving or failing to give written notice within the stated period, accepting an offer or making a decision or election, in each case as provided in Section 5.1 or 5.2, shall create a legally binding obligation to buy or sell, or an obligation not to buy or sell, as the case may be, the subject Common Stock as provided in such Section 5.1 or 5.2.

Section 5.6 <u>Co-Sale Right</u>.

(a) Subject to the terms of Section 5.7 and Section 5.8, if any Stockholder or group of Stockholders proposes to sell, dispose of or otherwise transfer, in a single transaction or a series of transactions during any eighteen-month period (other than transfers pursuant to Section 4.2 or transfers to the Company) (i) 5% or more of the outstanding Common Stock or, if less, in the case of any Stockholder that owns Common Stock on the date hereof, 50% or more of its initial holdings of Common Stock; or (ii) 5% or more of the outstanding Preferred Stock or, if less, in the case of any Stockholder that owns Preferred Stock on the date hereof, 50% or more of its initial holdings of Preferred Stock (each a "Disposing Stockholder"), such person or group shall not complete such transaction or transactions unless, prior to the consummation thereof, each other Stockholder shall have been afforded the opportunity to join in such transaction or transactions on a pro rata basis, as hereinafter provided. For purposes hereof, "Group of Stockholders" shall mean (i) any "group" within the meaning of Rule 13d-5 under the Exchange Act, (ii) all Stockholders that are Affiliates other than by reason of their ownership of stock in the Company, (iii) the Preferred Stockholders and (iv) any other group of Stockholders acting in concert in connection with the actions contemplated hereby.

(b)   Prior to consummation of any proposed sale, disposition or transfer of shares of Common Stock or Preferred Stock described in Section 5.6(a), the Disposing Stockholder or Stockholders shall cause the person or group that proposes to acquire such shares (the "Proposed Purchaser") to offer (the "Purchase Offer") in writing to each other Stockholder to purchase (i) shares of Common Stock owned by such Stockholder (regardless of whether the shares of Common Stock proposed to be sold by the Disposing Stockholders are the same class as the shares of Common Stock owned by such Stockholders) and (ii) shares of Preferred Stock owned by such Stockholder, such that the number of shares of such Common Stock and Preferred Stock so offered to be purchased from such Stockholder shall be equal to the product of (i) the total number of shares of such Common Stock and Preferred Stock then owned by such Stockholder times (ii) a fraction, the numerator of which is the aggregate number of shares of Common Stock and Preferred Stock proposed to be purchased by the Proposed Purchaser from all Stockholders and the denominator of which is the aggregate number of shares of Common Stock and Preferred Stock then outstanding. Such purchase shall be made at the highest price per share and on such other terms and conditions as the Proposed Purchaser has offered to purchase shares of Common Stock and Preferred Stock to be sold by the Disposing Stockholder or Stockholders. Each Stockholder shall have 20 calendar days from the date of receipt of the Purchase Offer to accept such Purchase Offer, and the closing of such purchase shall occur within 30 calendar days after such acceptance or at such other time as such Stockholder and the Proposed Purchaser may agree. The number of shares of Common Stock and Preferred Stock to be sold to the Proposed Purchaser by the Disposing Stockholder or Stockholders shall be reduced by the aggregate number of shares of Common Stock and Preferred Stock purchased by the Proposed Purchaser from the other Stockholders pursuant to the provisions of this Section 5.6(b). In the event that a sale or other transfer subject to this Section 5.6 is to be made to a Proposed Purchaser that is not a Stockholder, the Disposing Stockholder shall notify the Proposed Purchaser that the sale or other transfer is subject to this Section 5.6 and shall ensure that no sale or other transfer is consummated without the Proposed Purchaser first complying with this Section 5.6. It shall be the responsibility of each Disposing Stockholder to determine whether any transaction to which it is a party is subject to this Section 5.6.

(c)   Notwithstanding anything contained herein to the contrary, compliance by any Stockholder with any provision contained in Section 5.1 hereof shall not be deemed a waiver to comply with the terms and conditions of Section 5.6 hereof.   Such compliance by any Stockholder with Sections 5.1 and 5.6 may be exercised concurrently.

(d)   Notwithstanding anything contained herein to the contrary, in the event that a proposed sale, disposition or transfer (a "Change of Control Sale") of Common Stock by a Disposing Stockholder or Stockholders described in Section 5.6 (a) would result in the change in the ownership of 51% or more of the outstanding shares of Common Stock owned in the aggregate by the Stockholders of the Company immediately prior to the proposed Change of Control Sale, then the Disposing Stockholder or Stockholders may not complete the proposed Change of Control Sale unless the Proposed Purchaser in the Change of Control Sale offers to purchase 100% of the shares of Common Stock and Preferred Stock owned by all Stockholders of the Company who are not officers of the Company as of the date of the Change of Control Sale.

Section 5.7 <u>Retention and Sale of Control</u>. Notwithstanding any other provisions of this Agreement to the contrary, but subject to the last sentence of this Section 5.7, prior to the completion of a Public Distribution, without the written consent of at least 75% of the outstanding shares of Common Stock, the Company shall not effect or permit any sale or other disposition of Common Stock, or cause or permit any merger, consolidation or other transaction involving the Company to take place or enter into or permit the Company to enter into any agreement, arrangement, commitment or understanding with respect to the foregoing, if immediately after giving effect to such sale, disposition, merger, consolidation or other transaction, a change of control of the Board of Directors would occur.

Section 5.8 <u>Drag-Along Rights and Obligations</u>.

(a) Notwithstanding any of the rights granted in Sections 5.1 or 5.6 hereof, in the event Stockholders holding at least 51% of the Company's issued and outstanding shares of Common Stock agree in a bona fide arm's length transaction with an independent third party which is not affiliated with or related to such Stockholders (an "Independent Third Party"), to sell any of the shares of Common Stock then held by them (including in a share exchange for other equity or non-cash consideration or a combination thereof), then upon the demand of such stockholders (the "Section 5.8 Selling Stockholders"), which demand shall contain all of the information provided to be set forth in a Notice of Intention, each other Stockholder agrees that he, she or it will sell the same percentage of Common Stock and Preferred Stock (calculated on an as-converted basis) held by him, her or it as is proposed to be sold by the Section 5.8 Selling Stockholders, at the same price and on the same terms and conditions as those set forth in the Section 5.8 Selling Stockholders' demand, to the Independent Third Party designated in the demand. At the date set forth in the demand from the Section 5.8 Selling Stockholders, each other Stockholder shall deliver certificate(s) for the shares to be sold, duly endorsed for transfer, with signatures guaranteed, to the Section 5.8 Selling Stockholders at the Company's principal office or such other place as the Company or the Section 5.8 Selling Stockholders shall reasonably select, and the Section 5.8 Selling Stockholders shall cause the purchase price to be paid to the other Stockholders in the same form (including the same form of any non-cash consideration) as paid to the Section 5.8 Selling Stockholders. In the event that a non-selling Stockholder fails to deliver the shares, such Stockholder shall for all purposes be deemed no longer to be a Stockholder of the Company, shall have no voting rights, shall not be entitled to any dividends or other distributions with respect to shares of Stock held by him, her or it, shall have no rights or privileges granted to Stockholders under this or any future agreement, and his, her or its rights, if any, in the event of liquidation of the Company shall be as a creditor and in no event prior to the rights of any equity holder.

(b) In the event that Stockholders holding at least 51% of the Company's issued and outstanding shares of Common Stock approve of a Sale of the Corporation to an Independent Third Party (an "Approved Sale"), upon written notice from the Corporation of the proposed Approved Sale (a "Sale Notice"), each of the Stockholders agrees (A) to vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company held by such Stockholder (or over which such Stockholder exercises voting or dispositive power) in favor of such Approved Sale (and in opposition of any and all proposals that are intended, or could reasonably be expected, to delay, prevent, impair, interfere with, postpone or adversely affect the ability of the Corporation to consummate such Approved Sale) and (B) to exchange all securities of the Corporation then held by such Stockholder (or over which such Stockholder exercises voting or dispositive power) pursuant to the terms and conditions of such Approved

Sale; provided that the liability of any Stockholder shall in no event exceed the pro rata amount of consideration otherwise payable to such Stockholder in connection with such Approved Sale, except with respect to claims related to fraud or intentional breach by such Stockholder, the liability for which need not be limited as to such Stockholder. "Sale of the Corporation" means (i) the merger or consolidation of the Corporation with or into any other corporation or corporations; or (ii) the sale, license or lease of all or substantially all, or any material part of, the Corporation's assets provided, however, in no event shall the issuance of capital stock primarily for capital raising purposes constitute a Sale of the Corporation. The Corporation and the Stockholders shall use their respective commercially reasonable efforts to assure the success of an Approved Sale. In the event of an Approved Sale, each Stockholder also agrees (i) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Approved Sale, and (ii) to execute and deliver all related documentation and take such other action in support of the Approved Sale as shall reasonably be requested by the Corporation.

(c)   No Stockholder shall deposit, nor shall any Stockholder cause their affiliates to deposit, any voting securities owned by such Stockholder in a voting trust or, except as set forth herein, subject any such voting securities to any arrangement or agreement with respect to the voting of such voting securities, unless such voting trust, arrangement or agreement contains provisions requiring compliance with this Agreement. In the event of an Approved Sale, any other sale, assignment, transfer, pledge, hypothecation, mortgage, disposal or encumbrance of any shares of capital stock of the Corporation by any Stockholder shall be absolutely prohibited, but only during the pendency of such Approved Sale. The voting agreements contained in this Section 5.8 are coupled with an interest and may not be revoked during the term of this Agreement.

(d)   Each Stockholder hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes the Chief Executive Officer of the Corporation, or such other officer or director as may be designated by the Board of Directors (the "Proxy Holder") the attorney and proxy of such shareholder with full power of substitution and re-substitution, to the full extent of such shareholder's rights with respect to (i) the outstanding shares of capital stock of the Corporation owned of record by such shareholder as of the date of this Agreement and (ii) any and all other shares of capital stock of the Corporation which such shareholder may acquire on or after the date hereof. The Proxy Holder is empowered, and may exercise this proxy, to vote the shares of capital stock held by such shareholder in a manner consistent with this Section 5.7 at any time until the termination of this Agreement. Such shareholder may vote the shares of capital stock on all other matters not referred to in this proxy, and the Proxy Holder may not exercise this proxy with respect to such other matters. Prior proxies given by such shareholder with respect to shares of capital stock of the Corporation are hereby revoked, and such shareholder agrees that no subsequent proxies will be given with respect to such shares. This proxy is irrevocable, is coupled with an interest, and will only terminate upon the termination of this Agreement.

ARTICLE VI
Termination

Section 6.1 Certain Terminations.

(a)   This Agreement (other than the provisions of Section 5.6) shall terminate on the date on which any of the following events first occurs: (i) a merger or consolidation of the Company with or into another Person that is not an Affiliate of the Company, as a result of which the Stockholders own less than 51% of the outstanding shares of Voting Stock of the surviving or resulting corporation, (ii) the sale or other disposition in compliance with Section 5.7 of all or substantially all the assets of the Company to a Person that is not an Affiliate of the Company, (iii) a Public Offering.

(b) Notwithstanding the foregoing, this Agreement shall in any event terminate other than with respect to Sections 5.6, with respect to any Stockholder when such Stockholder no longer owns any Stock.

ARTICLE VII
Miscellaneous

Section 7.1 <u>Section 1202 Filings</u>. The Company agrees to provide all information and make any filings reasonably requested by any Stockholder that are required by Section 1202 of the Internal Revenue Code of 1986, as amended, so long as such information and filings do not have an adverse effect regarding the Company's business, operations, results, tax positions, conditions or prospects; provided, that the Company makes no representation as to the availability of Section 1202.

Section 7.2 <u>Successors and Assigns</u>. Except as otherwise provided herein, all of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the respective successors and assigns of the parties hereto. No Stockholder may assign any of its rights hereunder to any Person other than a transferee that has complied with the requirements of Section 4.2 (if applicable) as provided therein in all respects. The Company may not assign any of its rights hereunder other than by operation of law. If any transferee of any Stockholder shall acquire any Securities, in any manner, whether by operation of law or otherwise, such shares shall be held subject to all of the terms of this Agreement, and by taking and holding such shares such Person shall be entitled to receive the benefits of and be conclusively deemed to have agreed to be bound by and to comply with all of the terms and provisions of this Agreement.

Section 7.3 <u>Amendment and Modification: Waiver of Compliance: Conflicts</u>.

(a) This Agreement may be amended only by a written instrument duly executed by (i) a majority of the total of all of the Common Stockholders and the Preferred Stockholders. In the event of the amendment or modification of this Agreement in accordance with its terms, the Stockholders shall cause the Board of Directors of the Company to meet within 30 calendar days following such amendment or modification or as soon thereafter as is practicable for the purpose of adopting any amendment to the Certificate of Incorporation and Bylaws of the Company that may be required as a result of such amendment or modification to this Agreement, and, if required, proposing such amendments to the Stockholders entitled to vote thereon, and the Stockholders agree to vote in favor of such amendments.

(b) Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

(c)   The vote or consent of a majority of the holders of the then outstanding shares of Preferred Stock (voting together as a single series), shall be required to effect the following actions: (i) any amendment, alteration, or repeal of any provision of the Certificate of Incorporation or the Bylaws of the Corporation that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Preferred Stock; (ii) any decrease or increase in the authorized number of shares of Preferred Stock; or (iii) authorization of any class or series of shares having rights, preferences or privileges with respect to dividend payments or payments upon liquidation senior to with any series of the Preferred Stock. The consent provided in this Section 7.3(c) may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by a majority of the holders of the then current outstanding shares of Preferred Stock.

Section 7.4 <u>Notices</u>. Any notice, request, claim, demand, document and other communication hereunder to any party shall be effective upon receipt (or refusal of receipt) and shall be in writing and delivered personally or sent by telex or telecopy (with such telex or telecopy confirmed promptly in writing sent by first class mail), or first class mail, or other similar means of communication, as follows:

(i) if to the Company, addressed to the Company at the address shown on its public website; or, (ii) if to a Stockholder, to the address of such Stockholder set forth in the stock records of the Company, or, in each case, to such other address or telex or telecopy number as such party may designate in writing to each Stockholder and the Company by written notice given in the manner specified herein. All such communications shall be deemed to have been given, delivered or made when so delivered by hand or sent by telex (answer back received) or telecopy, or five business days after being so mailed.

Section 7.5 <u>Entire Agreement</u>. The provisions of this Agreement and the other writings referred to therein or delivered pursuant thereto which form a part hereof contain the entire agreement among the parties hereto with respect to the subject transactions contemplated thereby and supersede all prior oral and written agreements and memoranda and undertakings among the parties hereto with regard to such subject matter. The Company represents to the Stockholders that the rights granted to the holders hereunder do not in any way conflict with and are not inconsistent with the rights granted or obligations accepted under any other agreement (including the Certificate of Incorporation) to which the Company is a party. Neither the Company nor any Subsidiary of the Company will hereafter enter into any agreement with respect to its equity or debt securities which is inconsistent with the rights granted to any Stockholder under this Agreement without obtaining the prior written consent of the Stockholder whose rights would be thereby affected.

Section 7.6 <u>Injunctive Relief</u>. The Stockholders acknowledge and agree that a violation of any of the terms of this Agreement will cause the Stockholders irreparable injury for which an adequate remedy at law is not available. Therefore, the Stockholders agree that each Stockholder shall be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction, restraining any Stockholder from committing any violations of the provisions of this Agreement.

Section 7.7 <u>Inspection</u>. For so long as this Agreement shall be in effect, this Agreement shall be made available for inspection by any Stockholder at the principal executive offices of the Company.

Section 7.8 <u>Headings</u>. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.9 <u>Recapitalizations, Exchanges, Etc., Affecting the Common Stock, New Issuances</u>. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Common Stock and the Preferred Stock and to any and all equity or debt securities of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets, or otherwise) which may be issued in respect of, in exchange for, or in substitution of, such equity or debt securities and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, reclassifications, recapitalizations, reorganizations and the like occurring after the date hereof.

Section 7.10 <u>Right to Negotiate</u>. Each of the Stockholders hereby agrees that nothing in this Agreement (apart from Article V hereof) shall be deemed to restrict or prohibit the Company from purchasing Stock from any Stockholder at any time upon such terms and conditions and at such price as may be mutually agreed upon between the Company and such Stockholder, whether or not at the time of such purchase, circumstances exist which specifically grant the Company the right to purchase, or such Stockholder the right to sell, Stock pursuant to the terms of this Agreement.

Section 7.11 <u>LITIGATION</u>. THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED, APPLIED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT IN THE EVENT OF ANY BREACH OF THIS AGREEMENT, THE NON-BREACHING PARTY WOULD BE IRREPARABLY HARMED AND COULD NOT BE MADE WHOLE BY MONETARY DAMAGES, AND THAT, IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY MAY BE ENTITLED AT LAW OR IN EQUITY, THE PARTIES SHALL BE ENTITLED TO SUCH EQUITABLE OR INJUNCTIVE RELIEF AS MAY BE APPROPRIATE. EACH PARTY AGREES THAT JURISDICTION AND VENUE WILL BE PROPER IN THE COURTS OF DELAWARE AND WAIVES ANY OBJECTIONS BASED UPON FORUM NON CONVENIENS. EACH PARTY WAIVES PERSONAL SERVICE OF PROCESS AND AGREES THAT A SUMMONS AND COMPLAINT COMMENCING AN ACTION OR PROCEEDING SHALL BE PROPERLY SERVED AND SHALL CONFER PERSONAL JURISDICTION IF SERVED BY REGISTERED OR CERTIFIED MAIL TO THE PARTY AT THE ADDRESS SET FORTH IN TIES AGREEMENT, OR AS OTHERWISE PROVIDED BY THE LAWS OF THE STATE OF DELAWARE OR THE UNITED STATES. THE CHOICE OF FORUM SET FORTH IN THIS SECTION 7. 11 SHALL NOT BE DEEMED TO PRECLUDE THE ENFORCEMENT OF ANY JUDGMENT OBTAINED IN ANY OTHER FORUM OR THE TAKING OF ANY ACTION UNDER THIS AGREEMENT TO ENFORCE SAME IN ANY OTHER APPROPRIATE JURISDICTION.

Section 7.12 <u>ARBITRATION</u>. THE STOCKHOLDERS AFTER CONSULTING WITH

COUNSEL WAIVE THEIR RIGHTS, IF ANY, TO JURY TRIAL IN RESPECT TO ANY DISPUTE OR CLAIMS BETWEEN OR AMONG THE PARTIES TO THIS AGREEMENT RELATING TO OR IN RESPECT OF THIS AGREEMENT, ITS NEGOTIATION, EXECUTION, PERFORMANCE, SUBJECT MATTER, OR ANY COURSE OF CONDUCT OR DEALING OR ACTIONS UNDER OR IN RESPECT OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, ANY CLAIM UNDER THE SECURITIES ACT OF 1933, THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, ANY OTHER STATE OR FEDERAL LAW RELATING TO SECURITIES OR FRAUD OR BOTH, THE RACKETEER INFLUENCED AND CORRUPT ORGANIZATIONS ACT, AS AMENDED, OR FEDERAL OR STATE COMMON LAW, AND ANY SUCH DISPUTE OR CLAIMS SHALL BE SUBMITTED TO, AND RESOLVED EXCLUSIVELY PURSUANT TO, ARBITRATION IN ACCORDANCE WITH THE COMMERCIAL ARBITRATION RULES OF THE AMERICAN ARBITRATION ASSOCIATION. SUCH ARBITRATION SHALL TAKE PLACE IN THE STATE OF DELAWARE, AND SHALL BE SUBJECT TO THE SUBSTANTIVE LAW OF THE STATE OF DELAWARE. DECISIONS AS TO FINDINGS OF FACT AND CONCLUSIONS OF LAW PURSUANT TO SUCH ARBITRATION SHALL BE FINAL, CONCLUSIVE AND BINDING ON THE PARTIES, SUBJECT TO CONFIRMATION, MODIFICATION OR CHALLENGE PURSUANT TO 9 U.S.C. §§ 1 ET SEQ. ANY FINAL AWARD SHALL BE ENFORCEABLE AS A JUDGMENT OF A COURT OF RECORD.

Section 7.13 No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any person.

Section 7.14 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

Number of Shares: [AMOUNT] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

NIGHT FLIGHT, INC., a Delaware Corporation
_____

Founder Signature
_____

Name: Stuart S. Shapiro
_____

Title: President & CEO
_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

By: _____

By: *Investor Signature* _____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

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